

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 27, 2007

via U.S. mail and facsimile

Francis S. Blake
Chairman and Chief Executive Officer
The Home Depot, Inc.
2455 Paces Ferry Road, N.W.
Atlanta, Georgia 30339

> **RE: The Home Depot, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2007**
> **Filed March 29, 2007**
> **File No. 1-8207**

Dear Mr. Blake:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief